

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

<u>Via E-mail</u>
Joey Chancis
Chief Executive Officer
Joey New York, Inc.
Trump Tower 1, 16001 Collins Ave. #3202
Sunny Isles Beach, FL 33160

> **Re: Joey New York, Inc.**
> **Form 8-K**
> **Filed May 16, 2014**
> **Amendment No. 1 to Form 8-K**
> **Filed May 29, 2014**
> **File No. 333-180954**

Dear Mr. Chancis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Senior Staff Accountant
Office of Beverages, Apparel and Mining